Mail Stop 4561

								October 17, 2005


Xavier Roy
Chairman of the Board of Directors
Edgetech Services, Inc.
501 Santa Monica Blvd, Suite 601
Santa Monica, CA  90401

	RE:	Edgetech Services, Inc.
		Preliminary Proxy Statement
      File No. 0-27397
		Filed October 4, 2005


Dear Mr. Roy:

	This is to advise you that we have conducted only a limited review of your preliminary proxy statement. Based on that limited review, we have the following comments.
General

We note that the Board of Directors is requesting that shareholders grant the Board authority to spin off your Information Technology business. Please provide us with a detailed description of the proposed spin off. Further, provide us with an analysis as to your compliance with the Securities Act. Refer to Staff Legal Bulletin No. 4.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3495.

      Sincerely,



      Michael McTiernan
      Special Counsel

cc:  	Samuel E. Whitley (via fax)
	Whitley Law Group, P.C.
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Xavier Roy
Edgetech Services, Inc.
October 17, 2005
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